December 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Aprea Therapeutics, Inc.
Registration Statement on Form S-3 Filed December 19, 2025 File No. 333-292286 Acceleration Request Requested Date: December 29, 2025 Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aprea Therapeutics, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-292286) (the “Registration Statement”) be declared effective on the “Requested Date” at the “Requested Time” set forth above, or as soon as practicable thereafter.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Patrick O’Malley of DLA Piper LLP (US) at 858.677.1471. Thank you for your assistance.

Very truly yours,

Aprea Therapeutics, Inc.

/s/ John Hamill
John Hamill
Chief Financial Officer

cc:	Oren Gilad (Chief Executive Officer; Aprea Therapeutics, Inc.) Patrick O’Malley (DLA Piper LLP (US))